Exhibit 99.1

press release

Update regarding the impact of COVID-19

31 March 2020, 08:00 CET

Further to the statement issued on 19 March, ArcelorMittal today provides an update on the impact of COVID-19.

Firstly, we would like to recognise the resilience and flexibility of our global workforce, whose health and well-being is our first priority. Where possible, employees are working remotely from home. Where assets continue to operate, we are following the recommendations from government as well as the World Health Organisation (‘WHO’). We appreciate this brings new challenges for everyone and are working together as a community to support each other through these unprecedented times.

The global escalation of COVID-19 and the measures introduced by governments worldwide to contain the virus are negatively impacting economic activity and industrial supply chains in many parts of the world. Consequently, we are either seeing or expect to see a significant decline in industrial activity in many if not all of the geographic markets in which we operate, which is impacting our business.

In response we are reducing production and temporary idling steelmaking and finishing assets, adapted on a country by country basis in alignment with regional demand as well as government requirements. This will not necessarily happen uniformly at assets across the globe given the escalation of the virus is at different points in different regions. While Europe is currently the epicenter, according to official WHO data cases in the NAFTA region have now exceeded those in China, with cases also increasing in Africa, India, South America and the CIS. Where demand for our products continues, for example for food packaging, we will endeavour to maintain reduced operations to ensure we can meet customer’s requirements.

In order to mitigate the impact of the lower level of production we are implementing significant measures to preserve cash and reduce costs in-line with reduced production levels. This includes accessing measures introduced by governments to support companies throughout these unprecedented times. We are thankful to all governments for their swift introduction of such measures which will be critical to many industries as we navigate this period.

The current market volatility and uncertainty is tough for every country, every individual and every company. We are however buoyed by the fact our company has in recent years prioritised the strengthening of its balance sheet to provide a strong financial foundation in all market conditions. Net debt is at a record low, we have a very manageable debt maturity profile having used available cash to prepay debt in recent years and also benefit from a significant liquidity position. We intend to provide updated guidance on our 2020 cash requirements, including capital expenditure, when we announce our first quarter 2020 results on 7 May 2020. In order to ensure the safety and wellbeing of our employees, shareholders and stakeholders, we have however decided to postpone the AGM planned for 5 May 2020. A new date will be communicated in due course.

Like many in the private sector, we are attempting to harness our skills and resources in a useful and collaborative way to help address the challenges presented by COVID-19. Specifically, we have focussed our actions on collaborating to address the severe lack of the required safety and medical equipment, including face masks and ventilators. Our businesses across the world have now collectively donated to various initiatives. We have also been utilising our global network to help facilitate the transfer of equipment to and from regions most impacted. For example, in February we actively helped source masks for China. Now that China appears to have passed its peak, we are working with our associates there to help bring medical equipment to the countries now facing an escalation and particularly those, such as India and Liberia, that will struggle to source adequate supplies.

Furthermore, we have also been able to contribute the 3D printing expertise of our R&D team to a global effort focussed on developing a 3D printed ventilator prototype. This prototype will be tested imminently in hospitals and, if successful, will massively increase the ability to rapidly produce ventilators. We are now focussed on the prototype for a more advanced ventilator which also has the ability, in addition to providing lungs with oxygen, to feeding medicine incorporating AI algorithms.

Finally, where excess capacity exists, we are offering space to medical facilities to host additional wards. We are proud of the initiatives our employees are taking to provide social and humanitarian support during this time.